Exhibit 99.1

Canadian Solar Reports First Quarter 2020 Results

Guelph, Ontario, May 28, 2020 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the quarter ended March 31, 2020.

First Quarter 2020 Highlights

•                  Total module shipments increased 41% year-over-year to 2.2 GW, in line with first quarter 2020 guidance of 2.15 GW to 2.25 GW.

•                  Net revenue increased 70% year-over-year to $826 million, exceeding first quarter 2020 guidance of $780 million to $810 million.

•                  Gross profit increased 108% year-over-year to $223 million. Gross margin increased 480 basis points year-over-year to 27.0%, in line with first quarter 2020 guidance of 26% to 28%.

•                  Net income attributable to Canadian Solar was $110.6 million, or $1.84 per diluted share, compared to a net loss of $17.2 million or $0.29 per diluted share in the first quarter of 2019.

•                  As of March 31, 2020, the Company’s portfolio of utility-scale solar power plants in operation was 956 MWp with an estimated total resale value of approximately $830 million to Canadian Solar.

First Quarter 2020 Results

Net revenue in the first quarter of 2020 was $826 million, compared to $920 million in the fourth quarter of 2019, and $485 million in the first quarter of 2019. The year-over-year revenue growth was due to higher module shipments and project sales, partially offset by a decline in average module selling price (“ASP”).

Total module shipments in the first quarter of 2020 were 2,214 MW, compared to 2,474 MW in the fourth quarter of 2019, and 1,575 MW in the first quarter of 2019. Of the totals, 253 MW were shipped to the Company’s utility-scale solar power projects in the first quarter of 2020, compared to 295 MW in the fourth quarter of 2019, and 52 MW in the first quarter of 2019.

Gross profit in the first quarter of 2020 was $223 million, compared to $230 million in the fourth quarter of 2019, and $107 million in the first quarter of 2019. Gross margin in the first quarter of 2020 was 27.0%, compared to 25.0% in the fourth quarter of 2019, and 22.2% in the first quarter of 2019. The gross margin improvement was primarily due to an increased contribution of higher margin project sales.

Income from operations in the first quarter of 2020 was $113 million, compared to $111 million in the fourth quarter of 2019, and $7 million in the first quarter of 2019. Operating margin was 13.7% in the first quarter of 2020, compared to 12.1% in the fourth quarter of 2019, and 1.4% in the first quarter of 2019.

Non-cash depreciation and amortization charges in the first quarter of 2020 were $45 million, which is unchanged from the fourth quarter of 2019, and higher than $38 million in the first quarter of 2019.

The Company uses derivative instruments to hedge its foreign exchange positions. In the first quarter of 2020, the Company recorded a foreign exchange loss of $34 million, which was largely offset by a $33 million gain on the change in fair value of derivatives used in the Company’s foreign exchange hedging program. The resulting net loss in the first quarter of 2020 was $1 million, compared to a net loss of $3 million in the fourth quarter of 2019, and a net loss of $14 million in the first quarter of 2019.

The investment income loss of $14 million in the first quarter of 2020 was primarily attributable to an impairment provision charge with respect to our remaining 49% equity interest in the Roserock Project in the U.S.

Income tax benefit in the first quarter of 2020 was $29 million, compared to a tax expense of $25 million in the fourth quarter of 2019, and a tax benefit of $8 million in the first quarter of 2019. The tax benefit in the first quarter of 2020 was primarily due to a one-time net operating loss carryback provision.

Net income attributable to Canadian Solar in the first quarter of 2020 was $110.6 million, or $1.84 per diluted share, compared to net income of $67.7 million, or $1.12 per diluted share, in the fourth quarter of 2019, and a net loss of $17.2 million, or $0.29 per diluted share, in the first quarter of 2019.

Dr. Shawn Qu, Chairman and Chief Executive Officer, commented: “We achieved a 70% increase in net revenue and 108% increase in gross profit year-over-year in the first quarter of 2020. While COVID-19’s impact on the demand for our products and services was limited in the first quarter, we remain cautious given the market uncertainty and expected softness in the second half of 2020. As with past periods of volatility, we focus on supporting our employees, customers and partners; restricting discretionary spending; and investing into long-term growth opportunities. The industry’s long-term fundamentals remain strong, with numerous catalysts for revenue and profitability growth. We are particularly excited by the market outlook for our Energy business, as lower equipment ASPs help to improve the profitability of our contracted projects. In addition, the low interest rate environment makes our solar projects even more sought-after as countercyclical investment assets. We will continue to sell and recycle capital to grow our project pipeline, while also growing stable, recurring revenues by retaining partial ownership of selected projects. Our focus remains on improving our return on capital and equity, as we manage the near-term challenges and enhance the Company’s position for sustainable long-term growth.”

Yan Zhuang, previously Acting CEO and newly appointed President and Chief Operating Officer, commented, “We delivered another strong quarter, achieving net income of $110.6 million, or $1.84 per diluted share, in the first quarter of 2020. In our Energy business, we completed solar power plant sales in Japan and Italy and reinforced our market leadership by reinvesting in our project pipeline. In our Module and System Solutions (“MSS”) business, we expanded our long-term partnerships with a new 1.2 GW multi-year module supply agreement with Lightsource BP. We continue to make significant progress in creating bankable and competitive solar plus energy storage solutions, leveraging our unique position as one of the world’s largest solar energy solutions providers. Taken together, our global brand, established sales and partnership networks, financial strength and proven ability to successfully adapt to market changes through technological and business model innovation, give Canadian Solar a powerful competitive advantage.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer, added, “During the first quarter of 2020, we continued to strengthen our balance sheet and improve our liquidity position, which gives our partners and customers added confidence during the current market uncertainty. We reduced total debt and maintained unrestricted cash at a healthy level. Our inventory level increased in the first quarter primarily due to our strategic decision to increase module inventory in the U.S. to qualify for the investment tax credit and applicable tax credit percentage. Additionally, in light of the current macroeconomic weakness, we suspended our share repurchase program to maximize liquidity. We will continue to monitor the macroeconomic situation and take contingency measures to preserve cash and minimize risk.”

Energy Business Segment

Energy Business Strategy Update

Canadian Solar has one of the world’s largest utility-scale solar project development platforms, with a track record of originating, developing, financing, building and bringing into commercial operation over 5.6 GWp of solar power plants across six continents. As a first mover in many core markets, the Company’s Energy business has acquired significant experience and a strong competitive position in the solar project development business, with a current total project backlog and pipeline of 15.6 GWp.

Traditionally, the operating model for the Company’s Energy business has been to sell projects when they reach their notice to proceed date (“NTP”) or commercial operation date (“COD”), depending on the optimal exit point for each project based on its specific risk and return profile. In certain cases, the Company has retained a minority ownership interest in order to capture additional operational value throughout the partial ownership holding period, while securing project equity recapitalization during the early lifecycle of the solar assets. An example of this is the Canadian Solar Infrastructure Fund (“CSIF”), a publicly traded investment fund akin to a real estate investment trust, holding operating solar assets in Japan. CSIF has been listed on the Tokyo Stock Exchange since 2017 and remains 15% owned by the Company. In addition to continuing to grow its project backlog and pipeline, the Company is evaluating ways of replicating its successful Japanese strategy in other markets, focusing on those regions with strong energy demand, attractive power prices and stable capital markets. There are two key benefits to this approach:

•                  It will permit Canadian Solar to capture higher margins, recycle a large portion of capital, while at the same time building a base of recurring revenue streams from power sales, operations and maintenance (“O&M”), asset management and other services, and to create new growth opportunities, including energy storage systems integration and optimization.

•                  Over time, the addition of predictable and stable revenues and cash flow from power sales, O&M, asset management and other services will help smooth the more typical lumpiness associated with the development and sale of solar power projects.

Management targets to achieve the following project sales and accumulated project ownership retained in the next 5 years:

Energy Business Targets	2020	2021	2022	2023	2024
Annual Project Sales, GWp	1.1-1.3	1.8-2.3	2.4-2.9	3.2-3.7	3.6-4.1
Cumulative Projects Retained (including inventory to be sold), MWp	~30	~130	~410	~760	~960

Note: There are uncertainties regarding the closing dates of project sales in 2020 due to COVID-19 disruptions. Forecasts for annual project sales include both projects sold at NTP and COD, which have a significant impact on revenue but more limited impact on profits. Final timing and recognition of project sales may be impacted by various external factors. These targets are subject to change without notice.

To help fund this approach, the Company is evaluating ways to create capital partnerships with long-term investors seeking to deploy patient capital in clean, profitable and countercyclical solar energy infrastructure investments, either through public or private investment vehicles. Management believes the Company’s solar assets are now more attractive to investors seeking stable yields given the low rate environment, which will help build sustainable long-term value for Canadian Solar’s shareholders. The Company will make further progress updates as it executes on this strategy.

Project Backlog and Pipeline

As of March 31, 2020, the Company’s total project backlog and pipeline totaled 15.7 GWp, of which the project backlog totaled 3.7 GWp. The backlog includes projects that have passed their Cliff Risk Date and are expected to be built in the next one to four years. A project’s Cliff Risk Date depends on the country where the project is located and is defined as the date on which the project passes the last of the high-risk development stages. This is usually the receipt of all required environmental and regulatory approvals, interconnection agreements, feed-in tariff (“FiT”) arrangements and power purchase agreements (“PPAs”). All projects in the current backlog have secured a PPA or FiT or are reasonably assured of securing one.

The Company’s project pipeline totaled 12 GWp. The pipeline includes early- to mid-stage project development opportunities that have been identified but have not yet passed their Cliff Risk Date. These include projects that have been approved by the internal Investment Committee or projects that are reasonably expected to be brought to the Investment Committee soon.

	Project Backlog and Pipeline (as of March 31, 2020)
Region	Backlog	Pipeline	Total
North America	1,609	4,847	6,456
Latin America	1,036	3,891	4,927
Europe, the Middle East and Africa (“EMEA”)	206	2,159	2,365
Japan	223	0	223
Asia Pacific excluding Japan	584	676	1,260
China	0	430	430
Total	3,658	12,003	15,661

Note: Backlog represents the gross MWp size of projects, including 63 MWp in Latin America and 89 MWp in EMEA already sold to third parties.

We believe there are significant near- and long-term growth opportunities in the solar plus storage market, with demand being driven by declining battery storage costs, higher capacity needs and accelerating retirements of fossil fuel power plants. The Company intends to expand its presence in the solar plus storage space and is in advanced discussions with a number of off-take parties for a sizeable part of its project pipeline.

The table below sets forth the Company’s storage project backlog and pipeline as of March 31, 2020.

	Backlog	Pipeline	Total
Storage (MWh)	320	2,500	2,820

Projects in Construction

In addition to its project backlog and pipeline, the Company has 807 MWp of solar projects in construction.

Projects in Construction (as of March 31, 2020)

Region	MWp	Expected COD
Latin America	732	2020-21
Japan	70	2020-21
Malaysia	5	2020
Total	807	—

Note: Latin America portfolio includes 508 MWp of projects already sold at NTP, with milestone revenue recognition over the 2019-2021 period.

The Company has in hand a sizable amount of high premium projects in Japan. The table below sets forth the expected COD schedule of the Company’s project backlog in development and construction in Japan, as of March 31, 2020:

Expected COD Schedule (MWp)

2020	2021	2022 and Thereafter	Total
15	75	203	293

Solar Power Plants in Operation

As of March 31, 2020, the Company’s power plants in operation totaled 956 MWp, with an estimated total resale value of approximately $830 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or transaction prices of  similar assets in the relevant markets.

North America	Latin America	Japan	Asia Pacific ex. Japan	China	Total
216	100	85	96	459	956

Note: The table represents the gross MWp size of the power plants in operation, including 108 MWp in North America and 26 MWp in Asia Pacific, excluding Japan, already sold to third parties.

Operating Results

The following table presents unaudited select results of operations data of the Company’s Energy business segment for the periods indicated,

Energy Business Segment Financial Results

(In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended
	March 31, 2020	December 31, 2019	March 31, 2019
Net revenues	238,088	215,370	31,587
Cost of revenues	148,339	182,424	22,174
Gross profit	89,749	32,946	9,413
Operating expenses	22,391	17,747	22,338
Income (loss) from operations	67,358	15,199	(12,925)
Gross margin	37.7%	15.3%	29.8%
Operating margin	28.3%	7.1%	-40.9%

Module and System Solutions (MSS) Business Segment

Manufacturing Capacity

The table below sets forth the Company’s manufacturing capacity expansion plan from June 30, 2020 to December 31, 2020.

	Manufacturing Capacity (MW)
	March 31, 2020 Actual	June 30, 2020 Planned	December 31, 2020 Planned
Ingot	1,850	1,850	1,850
Wafer	5,000	5,000	5,000
Cell	9,600	9,700	10,000
Module	13,040	13,950	15,050

The Company’s manufacturing capacity expansion plan is subject to change based on market conditions and the Company’s capital allocation plan.

Operating Results

The following table presents unaudited select results of operations data of the Company’s MSS business segment for the periods indicated.

MSS Business Segment Financial Results*

(In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended
	March 31, 2020	December 31, 2019	March 31, 2019
Net revenues	689,799	765,696	468,901
Cost of revenues	540,931	551,517	369,664
Gross profit	148,868	214,179	99,237
Operating expenses	87,370	100,329	78,496
Income from operations	61,498	113,850	20,741
Gross margin	21.6%	28.0%	21.2%
Operating margin	8.9%	14.9%	4.4%

Note: *Includes effects of both sales to third party customers and to the Company’s Energy Business Segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflect management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenue of the MSS business:

MSS Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)

	Q1 2020	% of Net Revenues	Q4 2019	% of Net Revenues	Q1 2019	% of Net Revenues
Asia	175	30	239	34	206	45
Americas	252	43	320	45	88	19
Europe and others	161	27	145	21	159	36
Total	588	100	704	100	453	100

*Excludes sales from the MSS business to the Energy business.

Canadian Solar shipped 2.2 GW of modules to more than 80 countries in the first quarter of 2020. The top five markets of the MSS business ranked by revenues were the U.S., Brazil, Japan, Spain and the Netherlands.

Multi-crystalline modules accounted for 72% of the Company’s module shipments in the first quarter of 2020, and mono-crystalline modules accounted for 28%. The Company has the flexibility to produce both multi-crystalline and mono-crystalline modules, with the mix decision depending on the relative profitability and levelized cost of electricity (“LCOE”) of the alternative products.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given existing market conditions, order book, production capacity, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, final customer demand and project construction and sale schedules, and the ongoing global impact of COVID-19. Management’s views and estimates are subject to change without notice.

For the second quarter of 2020, the Company expects total module shipments to be in the range of 2.5 GW to 2.7 GW, including approximately 200 MW of module shipments to the Company’s own projects that may not be immediately recognized as revenues. Total revenues are expected to be in the range of $630 million to $680 million, with gross margin expected to be between 18.5% and 20.5%.

The Company continues to expect total solar module shipments for the year of 2020 to be in the rage of 10 GW to 12 GW, as previously guided. In light of the uncertainty caused by COVID-19 with respect to business conditions in the second half of 2020, however, the Company is withdrawing its 2020 annual financial guidance.

Dr. Shawn Qu, Chairman and Chief Executive Officer, commented: “While demand has remained relatively strong into the second quarter, there are uncertainties in the global COVID-19 environment relating to the timing of certain project sales which had been scheduled for this year. In addition, we have seen declines in module and input material ASPs, with the timing and scale of these declines creating uncertainty with respect to profit margins. We expect these dynamics to be temporary in nature, however, given the attractiveness of solar investments worldwide. We also note the accelerating development of the solar plus storage market, which we expect will become a more meaningful contributor to our future revenue growth. Over the longer term, we remain well-positioned for continued success as solar power achieves grid-parity in an increasing number of markets. We will continue to benefit from our diversified revenue and manufacturing base, healthy balance sheet and liquidity, and strong relationships with customers, suppliers and financing partners.”

Dr. Qu added, “I am pleased to announce that Yan Zhuang has been appointed as President and Chief Operating Officer of Canadian Solar, ceasing to be Acting CEO. In this position, Yan will continue to oversee the business operations of both the Company’s Module and System Solutions and Energy businesses. I am grateful for Yan’s leadership during my recovery period and look forward to continuing to work closely with him in the future.”

Recent Developments

On May 24, 2020, Yan Zhuang, who was serving as Acting Chief Executive Officer, was appointed as President and Chief Operating Officer of Canadian Solar, effective immediately.

On April 27, 2020, Canadian Solar Infrastructure Fund, which is listed on the Tokyo Stock Exchange (TSE), was included in a new TSE Infrastructure Funds Index.

On April 14, 2020, Recurrent Energy, the Company’s wholly-owned subsidiary, received unanimous approval from the Mississippi Public Service Commission to execute a build-transfer agreement with Entergy Mississippi for the 100 MWac Sunflower solar power project.

On April 2, 2020, Canadian Solar secured $30 million in funding from the China-Portuguese Speaking Countries Cooperation and Development Fund to fund the development and construction of solar power projects in Brazil.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Standard Time on May 28, 2020 (8:00 p.m., May 28, 2020 in Hong Kong) to discuss the Company’s first quarter 2020 results and business outlook. The dial-in phone number for the live audio call is 1-844-760-0770 (toll-free from the U.S.), +852-3018-8307 (local dial-in from Hong Kong) or +1 347-549-4094 (from international locations). The passcode for the call is 1785662.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available two hours after the conclusion of the call until 9:00 a.m. U.S. Eastern Standard Time on Thursday, June 4, 2020 (9:00 p.m., June 4, 2020 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from Hong Kong) or +1-646-254-3697 (from international locations), with passcode 1785662.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 42 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India, China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2020. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s Module and System Solutions (“MSS”) and Energy businesses:

	Select Financial Data - Module and System Solutions, and Energy
	Three Months Ended March 31, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	MSS	Energy	Elimination	Total
Net revenues	$689,799	$238,088	$(102,252)	$825,635
Cost of revenues	540,931	148,339	(86,832)	602,438
Gross profit	148,868	89,749	(15,420)	223,197
Gross margin	21.6%	37.7%	—	27.0%
Income (loss) from operations	61,498	67,358	(15,420)	113,436

Select Financial Data - Module and System Solutions, and Energy
Three Months Ended March 31, 2020
(In Thousands of U.S. Dollars)
MSS Revenues:
Solar modules and other solar power products	$545,894
Solar system kits	29,197
EPC services	758
Others (materials and components)	11,698
Subtotal	$587,547
Energy Revenues:
Solar power projects	$227,754
Electricity	1,048
O&M services	5,186
Others (EPC and development services)	4,100
Subtotal	$238,088
Total net revenues	$825,635

CanadianSolarInc.

UnauditedCondensedConsolidatedStatementsofOperations

(InThousandsofU.S.Dollars,ExceptShareandPerShareDataandUnlessOtherwiseStated)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019

Net revenues	$825,635	$919,707	$484,719
Cost of revenues	602,438	690,205	377,280

Gross profit	223,197	229,502	107,439

Operating expenses:
Selling expenses	52,659	50,099	37,931
General and administrative expenses	52,961	64,133	51,423
Research and development expenses	10,056	10,179	13,166
Other operating income	(5,915)	(6,335)	(1,686)
Total operating expenses	109,761	118,076	100,834

Income from operations	113,436	111,426	6,605
Other income (expenses):
Interest expense	(19,013)	(19,734)	(21,699)
Interest income	2,779	2,979	2,029
Gain (loss) on change in fair value of derivatives, net	33,109	(6,294)	(1,260)
Foreign exchange gain (loss), net	(34,119)	3,717	(12,586)
Investment income (loss)	(14,012)	120	545
Other expenses, net	(31,256)	(19,212)	(32,971)

Income (loss) before income taxes and equity in earnings of unconsolidated investees	82,180	92,214	(26,366)
Income tax benefit (expense)	29,051	(25,209)	7,529
Equity in earnings of unconsolidated investees	16	923	1,981
Net income (loss)	111,247	67,928	(16,856)

Less: Net income attributable to non-controlling interests	616	191	309

Net income (loss) attributable to Canadian Solar Inc.	$110,631	$67,737	$(17,165)

Earnings (loss) per share - basic	$1.86	$1.13	$(0.29)
Shares used in computation - basic	59,376,332	59,846,779	59,231,227
Earnings (loss) per share - diluted	$1.84	$1.12	$(0.29)
Shares used in computation - diluted	60,084,298	60,407,086	59,231,227

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Net Income (loss)	111,247	67,928	(16,856)
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	(45,971)	8,923	15,985
Gain (loss) on changes in fair value of derivatives	(4,011)	1,147	(2,370)
Comprehensive income (loss)	61,265	77,998	(3,241)
Less: comprehensive loss attributable to non-controlling interests	(1,441)	(2,216)	(4,327)
Comprehensive income attributable to Canadian Solar Inc.	62,706	80,214	1,086

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$618,643	$668,770
Restricted cash	493,855	526,723
Accounts receivable trade, net	384,816	436,815
Accounts receivable, unbilled	17,678	15,256
Amounts due from related parties	14,387	31,232
Inventories	632,362	554,070
Value added tax recoverable	106,224	108,920
Advances to suppliers	53,632	47,978
Derivative assets	28,894	5,547
Project assets	582,737	604,083
Prepaid expenses and other current assets	379,648	253,542
Total current assets	3,312,876	3,252,936
Restricted cash	9,851	9,927
Property, plant and equipment, net	976,801	1,046,035
Solar power systems, net	50,996	52,957
Deferred tax assets, net	137,755	153,963
Advances to suppliers	42,212	40,897
Prepaid land use right	59,156	60,836
Investments in affiliates	68,013	152,828
Intangible assets, net	22,270	22,791
Project assets	441,994	483,051
Right-of-use assets	33,444	37,733
Other non-current assets	160,239	153,253
TOTAL ASSETS	$5,315,607	$5,467,207

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2020	2019
Current liabilities:
Short-term borrowings	$910,268	$933,120
Long-term borrowings on project assets - current	183,138	286,173
Accounts payable	544,944	585,601
Notes payable	503,030	544,991
Amounts due to related parties	10,437	10,077
Other payables	410,194	446,454
Advance from customers	101,457	134,806
Derivative liabilities	17,837	10,481
Operating lease liabilities	17,432	18,767
Other current liabilities	134,709	121,527
Total current liabilities	2,833,446	3,091,997
Accrued warranty costs	49,372	55,878
Long-term borrowings	665,753	619,477
Derivatives liabilities	5,418	1,841
Liability for uncertain tax positions	15,441	15,353
Deferred tax liabilities	53,921	56,463
Loss contingency accruals	23,734	28,513
Operating lease liabilities	17,643	20,718
Financing liabilities	75,398	76,575
Other non-current liabilities	82,400	75,334
Total LIABILITIES	3,822,526	4,042,149
Equity:
Common shares	686,001	703,806
Treasury stock	—	(11,845)
Additional paid-in capital	19,235	17,179
Retained earnings	904,232	793,601
Accumulated other comprehensive loss	(157,532)	(109,607)
Total Canadian Solar Inc. shareholders’ equity	1,451,936	1,393,134
Non-controlling interests in subsidiaries	41,145	31,924
TOTAL EQUITY	1,493,081	1,425,058
TOTAL LIABILITIES AND EQUITY	$5,315,607	$5,467,207